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             August 1, 2013
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 Filed August 1, 2013 File No. 333-

Ladies and Gentlemen:

We reference the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 1, 2013 by Ultrapetrol (Bahamas) Limited (the "Company") and the co-registrants listed therein (together, the "Registrants").  The Registration Statement relates to up to $200,000,000 principal amount of the Company's 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Exchange Securities") which the Company plans to offer in exchange for any and all of its outstanding, unregistered 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Initial Securities") (such offer, the "Exchange Offer"). The Registrants are registering the Exchange Offer on the Registration Statement in reliance on the positions of the staff of the Division of Corporation Finance (the "Staff") set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff's letter to Shearman & Sterling (avail. July 2, 1993) (collectively, the "Letters"). In the Exchange Offer, the holders of the Initial Securities issued in a private offer completed on June 10, 2013 will exchange such securities for the Exchange Securities, which are substantially identical securities. The Exchange Securities will form a single series with and will have the same terms and conditions as the $200 million aggregate principal amount of the Initial Notes issued for cash on June 10, 2013. The Registrants represent with respect to the Exchange Offer that:

1. The Registrants will not enter into any arrangement or understanding with any person to distribute the Exchange Securities, and to the best of the Registrants' information and belief, each person expected to participate in the Exchange Offer will be acquiring the Exchange Securities in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Securities. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Securities (i) could not rely on the staff position enunciated in the Letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. A broker-dealer may participate in the Exchange Offer with respect to Initial Securities acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the Exchange Offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker dealer); and (ii) the broker-dealer has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Securities.

3. The Registrants (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities an acknowledgement that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Please direct any questions or comments regarding the above to the undersigned at (202) 661-7150 or Larry Rutkowski at (212) 574-1206.

Very truly yours,

/s/ Anthony Tu-Sekine
By:	Anthony Tu-Sekine